WOODSIDE
AUSTRALIAN ENERGY

17 September 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Drilling Report in relation to Mauritania, PSC A (Chinguetti-4-3) Banda, lodged with the Australian Stock Exchange on 17 September 2002;
- Drilling Report in relation to WA-271-P (Enfield-5), lodged with the Australian Stock Exchange on 17 September 2002.

It would be greatly appreciated if you could return by fax (61+ 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer

dw 10/3

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 [illegible]

17 September 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania, PSC A
Chinguetti-4-3 (Banda)

Woodside Mauritania Pty Ltd., Operator of the Mauritania PSC A Joint Venture, reports that on 16 September the Chinguetti-4-3 (Banda) exploration well was at a depth of 2268 metres in 12¼ inch hole. The current operation is drilling ahead.

All reported depths (except water depth) are referenced to the rig rotary table.

Participants in the Area A PSC are as follows:

Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	24.3%
Fusion Oil and Gas NL	3.0%
Roc Oil (Mauritania) Company	2.7%

ANTHONY NIARDONE
Asst. Company Secretary

17 September 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-271-P
Enfield-5

Woodside Petroleum Ltd., Operator of the Permit WA-271-P, reports that the Enfield-5 appraisal well located in the Exmouth Sub-Basin was spudded on 11 September 2002. On 17 September 2002 the operation was drilling ahead at 1764 metres.

The Sedco 703 drill rig is drilling the well. The location is approximately 20 kilometres west of the Macedon/Pyrenees field. Water depth at the location is 566 metres. Planned total depth is 2125 metres (along hole).

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in WA-271-P is 100%.

ANTHONY NIARDONE
Asst. Company Secretary

82.2280

WOODSIDE
AUSTRALIAN ENERGY

02 OCT -2 AM 9:32

16 September 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document which has recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to Management Staff Appointment, lodged with the Australian Stock Exchange on 9 September 2002.

Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Monday, 9 September 2002
1.00pm (WST)

MANAGEMENT STAFF APPOINTMENT

Chris Haynes who currently holds the position of Chief Executive Officer, North West Shelf Ventures has accepted the position as Shell's Country Chairman in Syria and Chief Executive of the Al Furat Petroleum Company.

Chris joined Woodside in July 1999. Under his leadership there have been significant further improvements in its operational and HSE performance of the North West Shelf Ventures and great success with new business development.

On 4 November 2002, Chris will be succeeded by Steve Ollerearnshaw, currently Managing Director, Petroleum Development Oman, which is the Sultanate's major oil, gas and LNG producer.

Woodside would like to thank Chris Haynes for his major contribution and to welcome Steve Ollerearnshaw who brings extensive experience to the position having worked for the Shell Group in the Middle East, Malaysia and Nigeria, where he was Managing Director of Nigeria LNG.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES
Woodside Energy Ltd.
Tony Johnson, Senior Adviser External Affairs
W: (08) 9348 5934 M: (0417) 916 638

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Glenister Lamont, Investor Relations Manager
W: (08) 9348 4283 M: (0417) 541 305